UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   KOCHER, JOEL
   303 Peachtree Center Ave., Suite 500
   Atlanta, GA  30303
   USA
2. Issuer Name and Ticker or Trading Symbol
   INTERLAND, INC.
   INLD
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   08/31/2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman and Chief Executive Officer
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Incentive Stock Option  |$3.94   |8-6-0|D   |16,402 (1) |D  |(2)  |8-17-|Common Stock|16,402 |N/A    |8,997       |D  |            |
                        |        |1    |    |           |   |     |10   |            |       |       |            |   |            |
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Non-qualified Stock Opti|$3.94   |8-6-0|A   |16,402 (1) |A  |(2)  |8-17-|Common Stock|16,402 |N/A    |16,402      |D  |            |
on                      |        |1    |    |           |   |     |10   |            |       |       |            |   |            |
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Non-qualified Stock Opti|$1.20   |8-6-0|A   |145,830    |A  |(2)  |8-6-1|Common Stock|145,830|N/A    |145,830     |D  |            |
on                      |        |1    |    |           |   |     |1    |            |       |       |            |   |            |
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Incentive Stock Option  |$1.20   |8-6-0|A   |104,170    |A  |(2)  |8-6-1|Common Stock|104,170|N/A    |104,170     |D  |            |
                        |        |1    |    |           |   |     |1    |            |       |       |            |   |            |
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Non-qualified Stock Opti|$1.20   |8-6-0|A   |150,000    |A  |(3)  |8-6-1|Common Stock|150,000|N/A    |150,000     |D  |            |
on                      |        |1    |    |           |   |     |1    |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Total incentive stock option grant was for 25,399 shares; however, 16,402 shares were reissued as a non-qualified stock option.
(2) Stock option vests 25% on the first anniversary of the grant date and 2.08333% monthly thereafter.
(3) Stock option vests 25% on each anniversary of grant date beginning on first anniversary subject to the following acceleration: the shares shall become 100% vested and exercisable upon the Company's Board of Directors Compensation Committee's determination that the Company has positive
EBITDA in (a) each of the third and fourth quarters of the Company's 2002 fiscal year; or (b) in the third and fourth quarters of the Company's 2002 fiscal year, on a combined basis; in each case, as determined in accordance with generally accepted accounting principles.
SIGNATURE OF REPORTING PERSON
/s/ Joel Kocher
DATE
August 22, 2002